
November 21, 2014

Via E-mail
Mr. Emilio M. Santandreu
President and Chief Executive Officer
Our Microlending, LLC
1790 SW 22nd Street
Suite 201
Miami, Florida 33145

Re: **Our Microlending, LLC**
            Registration Statement on Form 1-A
            Filed November 10, 2014
            File No. 024-10414

Dear Mr. Santandreu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the filing to include the consolidated financial statements for the quarterly period ended September 30, 2014.

Failure to File Reports Required Under Rule 257

2. We acknowledge your response to comment 3 of our letter to you dated September 24, 2014. Your response letter asserts that "the required Forms 2-A have been filed."

However, we find do not have any record of any of these Forms being filed and have not seen copies of any such forms. As we previously noted in comment 3 of our letter to you dated September 24, 2014, despite our notice to you in comment 1 of our letter to you dated January 27, 2013 regarding your previously qualified Form 1-A (File No. 024-10226), you have failed to file a Form 2-A every six months after qualification as required by Item 257(a) or a final report as required by Item 257(b). We note you last filed a Form 2-A on April 25, 2013. However, you subsequently filed four amendments to your Form 1-A and continued to sell the securities throughout 2013 and into 2014, as noted above. As we previously requested, please file all required reports as soon as possible and provide us with copies of each such report.

Payment or Rollover at Maturity, page 24

3. We acknowledge your response to comment 2 of our letter to you dated September 24, 2014. As we noted, the securities will be automatically rolled over into a new security at a new interest rate unless the holder notifies you at least ten business days before the maturity date. You plan to send notification of the maturity and rollover to investors by first-class mail only fifteen days before the maturity date and to attempt to reach investors by telephone. As we noted preciously, we are concerned that it is not clear that an investor will receive adequate time to consider whether to rollover their investment into a new security. In the staffs view, the actual maturity date is unclear since it will automatically renew. As we requested, please provide us with your legal analysis of how the rollovers with such limited notice will comply with the federal securities laws. Disclose what form of notice you will accept from investors.

Consolidated Financial Statements
June 30, 2014
Consolidated Balance Sheet, page 1

4. We note your response to our prior comment 38 of our letter dated September 24, 2014 related to property and equipment, net. Please revise to present the cash received on sale of property and equipment of $2,413 as a gain on sale of property and equipment in the cash flows from operating activities section and a proceeds from sale of property and equipment in the cash flows from investing activities section of the consolidated statement of cash flows to be consistent with Note 5 – Property and Equipment.

5. We note your response to our prior comment 39 of our letter dated September 24, 2014 related to other assets. Please delete the net change in other assets of $43,417 and revise to present an impairment of $33,253 of other assets and an addition of

$4,836 in other assets in the operating activities section of the statement of cash flows to be consistent with Note 6 - Other Assets.

December 31, 2013
Consolidated Balance Sheet, page 1

6. We note your response to our prior comment 48 of our letter dated September 24, 2014 related to property and equipment, net. Please revise the consolidated statement of cash flows to reflect the reduction of $22,310 to be consistent with Note 5 – Property and Equipment.

7. We note your response to our prior comment number 49 of our letter dated September 24, 2014 related to loans payable. Please revise the consolidated statement of cash flows to reflect the principal reduction of $26,000 to be consistent with your Roll Forward of Loans Payable &Accrued Interest Payable that you provided.

8. We note your response to our prior comment 50 of our letter dated September 24, 2014 related to other assets. Please revise the net change in other current assets to be $21,369 in the consolidated statement of cash flows. With regard to other assets, revise to present an impairment of $47,987 of other assets and an addition of $43,379 in other assets in the operating activities section of the statement of cash flows to be consistent with Note 6 - Other Assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley at (202) 551-3695 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director